Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Mineralys Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

603170101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 603170101	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Catalys Pacific Fund, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,681,245
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,681,245

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,681,245
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.4%
12	Type of Reporting Person PN

CUSIP No. 603170101	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Catalys Pacific Fund GP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,681,245
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,681,245

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,681,245
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.4%
12	Type of Reporting Person PN

CUSIP No. 603170101	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Catalys Pacific, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,681,245
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,681,245

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,681,245
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.4%
12	Type of Reporting Person OO

CUSIP No. 603170101	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Brian Taylor Slingsby
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,681,245
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,681,245

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,681,245
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.4%
12	Type of Reporting Person IN

CUSIP No. 603170101	Schedule 13G	Page 5 of 9

ITEM 1.	(a)	Name of Issuer:

Mineralys Therapeutics, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

150 N. Radnor Chester Rd, Suite F200, Radnor, PA 19087

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Catalys Pacific Fund, LP
Catalys Pacific Fund GP, LP
Catalys Pacific, LLC
Brian Taylor Slingsby

	(b)	Address or Principal Business Office:

The principal business address for Catalys Pacific Fund, LP, Catalys Pacific Fund GP, LP and Catalys Pacific, LLC is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The principal business address for Brian Taylor Slingsby is 1516 Bigelow Ave N, Seattle, WA 98109.

	(c)	Citizenship of each Reporting Person is:

Brian Taylor Slingsby is a citizen of the United States. The other Reporting Persons are each entities organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

	(e)	CUSIP Number:

603170101

ITEM 3.

Not applicable.

CUSIP No. 603170101	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of September 30, 2024, based upon 49,726,675 shares of Common Stock outstanding as of August 2, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Catalys Pacific Fund, LP	8,681,245	17.4%	0	8,681,245	0	8,681,245
Catalys Pacific Fund GP, LP	8,681,245	17.4%	0	8,681,245	0	8,681,245
Catalys Pacific, LLC	8,681,245	17.4%	0	8,681,245	0	8,681,245
Brian Taylor Slingsby	8,681,245	17.4%	0	8,681,245	0	8,681,245

Catalys Pacific Fund, LP is the beneficial owner of 8,681,245 shares of Common Stock, which includes 8,644,579 shares of Common Stock held of record by Catalys Pacific Fund, LP and 36,666 shares of Common Stock underlying stock options that are exercisable within 60 days of September 30, 2024.

Catalys Pacific Fund GP, LP is the general partner of Catalys Pacific Fund, LP. Catalys Pacific, LLC is the general partner of Catalys Pacific Fund GP, LP. Brian Taylor Slingsby is the managing director of Catalys Pacific, LLC. As a result, each of the Reporting Persons may be deemed to share beneficial ownership over the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 603170101	Schedule 13G	Page 7 of 9

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 603170101	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

Catalys Pacific Fund, LP
By:	Catalys Pacific Fund GP, LP, its General Partner
By:	Catalys Pacific, LLC, its General Partner

By:	/s/ Brian Taylor Slingsby
Name:	Brian Taylor Slingsby
Title:	Managing Director

Catalys Pacific Fund GP, LP
By:	Catalys Pacific, LLC, its General Partner

By:	/s/ Brian Taylor Slingsby
Name:	Brian Taylor Slingsby
Title:	Managing Director

Catalys Pacific, LLC

By:	/s/ Brian Taylor Slingsby
Name:	Brian Taylor Slingsby
Title:	Managing Director

/s/ Brian Taylor Slingsby

CUSIP No. 603170101	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).